UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 7

IRIS INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

DAPHNE ACQUISITION CORPORATION

(Offeror)

An Indirect Wholly Owned Subsidiary of

DANAHER CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46270W105

(CUSIP Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

Attila I. Bodi

Vice President and Chief Counsel, M&A

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel Wolf, Esq.

David B. Feirstein, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$400,876,125	$45,940.40

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 20,557,750 outstanding shares of common stock of IRIS International, Inc. (“IRIS”), calculated on a fully diluted basis per information provided by IRIS, at a purchase price of $19.50 cash per share, as of September 18, 2012, the most recent practicable date.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $45,940.40	Filing Party: Danaher Corporation
Form of Registration No.: Schedule TO	Date Filed: September 20, 2012

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO filed by (i) Daphne Acquisition Corporation, a Delaware corporation (“Purchaser”), and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), and (ii) Parent, for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of IRIS International, Inc., a Delaware corporation (the “Company”), at a price of $19.50 per Share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 20, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the Offer.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 7 is being filed to amend and supplement Items 1, 4, 8, 11 and 12 as reflected below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 8 and 11

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 PM, New York City time, on October 31, 2012. The Depositary has advised us that 16,626,491 Shares were validly tendered and not properly withdrawn (not counting as validly tendered Shares tendered through notice of guaranteed delivery and not actually delivered). All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, Purchaser and Parent had sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent effected a “short form” merger in which Purchaser was merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned indirect subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by Parent or Purchaser or in the treasury of the Company immediately prior to the Effective Time or by any stockholder of the Company who is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies with, the applicable provisions of Delaware law), automatically converted into the right to receive the Per Share Amount in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Per Share Amount were canceled and ceased to exist. In addition, in connection with the Merger, the common stock of the company will cease to be traded on NASDAQ.

On November 1, 2012, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(1)(J)	Press Release issued by Danaher Corporation, dated November 1, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAPHNE ACQUISITION CORPORATION

By	/s/ Daniel A. Raskas
Name:	Daniel A. Raskas
Title:	Vice President

Date:	November 1, 2012

DANAHER CORPORATION

By	/s/ Larry S. Smith
Name:	Larry S. Smith
Title:	Vice President - Tax

Date:	November 1, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated September 20, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Press Release of Danaher Corporation, dated as of September 17, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Danaher Corporation with the Securities and Exchange Commission on September 17, 2012).*

(a)(1)(G)	Summary Advertisement as published on September 20, 2012.*

(a)(1)(H)	Press Release of Danaher Corporation, dated as of October 17, 2012.*

(a)(1)(I)	Press Release of Danaher Corporation, dated as of October 29, 2012.*

(a)(1)(J)	Press Release of Danaher Corporation, dated as of November 1, 2012.

(a)(5)(A)	Memorandum of Understanding, dated as of October 17, 2012 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 3 to the Schedule 14D-9 filed by IRIS International, Inc. with the Securities Exchange Commission on October 17, 2012).*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 17, 2012, by and among IRIS International, Inc., Danaher Corporation, and Daphne Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by IRIS International, Inc. with the Securities and Exchange Commission on September 17, 2012).*

(d)(2)	Tender and Support Agreement, dated as of September 17, 2012, by and among Danaher Corporation, Daphne Acquisition Corporation and certain stockholders of the Company party thereto (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by IRIS International, Inc. with the Securities and Exchange Commission on September 17, 2012).*

(d)(3)	Confidentiality Agreement, dated as of April 4, 2012, by and between Beckman Coulter, Inc. and IRIS International, Inc.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.